UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-38176

Venator Materials PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park

Stockton-On-Tees, TS22 5FD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VENATOR MATERIALS PLC EMERGES FROM CHAPTER 11

Explanatory Note

As previously announced, on May 14, 2023, Venator Materials PLC (the “Company”) and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Chapter 11 Cases are being jointly administered under the caption In re Venator Materials PLC, et al., Case No. 23-90301. Court filings and information about the Chapter 11 Cases can be found at a website maintained by the Debtors’ claims, noticing and solicitation agent, Epiq Corporate Restructuring, LLC, at https://dm.epiq11.com/venator.

On July 25, 2023, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Joint Prepackaged Plan of Reorganization of Venator Materials PLC and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (Further Technical Modifications) (the “Plan”). Capitalized terms used in this Report on Form 6-K and not otherwise defined have the meanings given to them in the Plan.

On October 12, 2023 (the “Effective Date”), the Debtors filed a Notice of Occurrence of the Effective Date of the Joint Prepackaged Plan of Reorganization of Venator Materials PLC and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (Further Technical Modifications), upon which the Plan became effective in accordance with its terms and the Debtors emerged from Chapter 11.

On October 13, 2023, the Company issued a press release announcing the consummation of the Plan and emergence from the Chapter 11 Cases on the Effective Date. A copy of the press release is furnished as Exhibit 99.1 hereto and incorporated by reference herein. The information contained in Exhibit 99.1 shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be incorporated by reference into any filings made by the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

The foregoing descriptions of the Confirmation Order and the Plan do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Confirmation Order, which is attached hereto as Exhibit 2.1, and the Plan, which is attached as an Exhibit to the Confirmation Order, each of which are incorporated herein by reference.

Restructuring Support Agreement

On the Effective Date, the Restructuring Support Agreement entered into between the Debtors and the Consenting Creditors (as defined therein), pursuant to which the parties thereto had agreed to take certain actions to support the prosecution and consummation of the Plan on the terms and conditions set forth in the Restructuring Support Agreement, was automatically terminated by its terms.

Debtor-in-Possession Facility

Pursuant to the Plan, on the Effective Date, the debtor-in-possession credit agreement, by and among the Company, certain of its subsidiaries and Wilmington Savings Fund Society, FSB, as administrative agent and collateral agent (the “DIP Facility”), was terminated and the Holders of Claims under the DIP Facility assigned their allowed claims to the Company in return for cash consideration and utilized such cash consideration to subscribe for New Ordinary Shares. The Company subsequently released its claims under the DIP Facility. On the Effective Date, all liens and security interests granted to secure such obligations were automatically terminated and are of no further force and effect.

Prepetition Indebtedness

In accordance with the Plan, on the Effective Date, all outstanding obligations under the indebtedness set forth below (collectively, the “Existing Debt Instruments”) of the Debtors, including the applicable indentures, credit agreements and guarantees governing such obligations, were cancelled in connection with the assignment of the Existing Debt Instruments to the Company and the subsequent offsetting of such Existing Debt Instruments against indebtedness of the Company owed to the borrowers under the Existing Debt Instruments, except to the limited extent expressly set forth in the Plan or the Confirmation Order:

•	Notes Indentures;

•	Prepetition ABL Credit Agreement;

•	the Ancillary Facility;

•	the Hedge Agreements; and

•	the Term Loan Credit Agreement.

New Ordinary Share Issuances; Dilution of Previously Issued Shares Still Outstanding

In accordance with the Plan, the Company will issue 107,941,929,020 shares of New Ordinary Shares to Holders of Claims entitled to receive New Ordinary Shares. The ordinary shares of the Company that were issued and outstanding prior to emergence from the Chapter 11 Cases have not been cancelled and currently remain issued and outstanding after the issuance of the New Ordinary Shares in connection with the equitization of allowable Claims under the Plan. The Company is expected to have 108,050,720,920 ordinary shares issued and outstanding following the dilutive issuance of the New Ordinary Shares in connection with the emergence of the Company from the Chapter 11 Cases. As further described below under “Cautionary Note Regarding the Company’s Ordinary Shares,” the continued ownership of ordinary shares of the Company following emergence from the Chapter 11 Cases is subject to significant risks and uncertainties.

The New Ordinary Shares issued pursuant to the Plan are issued pursuant to the exemption from the registration requirements of the Securities Act, under Section 1145 of the Bankruptcy Code, which generally exempts from such registration requirements the issuance of certain securities under a plan of reorganization. Please see “–Treatment of Claims and Interests” below for more information on the distributions under the Plan.

As previously disclosed, on August 31, 2023, the Company held a general meeting in which the holders approved the directors of the Company to be generally and unconditionally authorized to allot and issue New Ordinary Shares in the Company and/or grant rights to subscribe for, or to convert securities into, new ordinary shares in the Company up to an aggregate nominal amount of $107,941,929.02.

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Subsequently, on October 9, 2023, the Company held a general meeting in which the holders of ordinary shares approved providing the directors of the Company with authority to allot and issue New Ordinary Shares on a non-pre-emptive basis, to satisfy the requirement to allot and issue New Ordinary Shares to the Company’s existing secured lenders and secured and unsecured noteholders in accordance with the Plan and the Confirmation Order and to enable the Company to make future equity grants to officers and directors of the Company. The shareholders cast their votes at the general meeting on October 9, 2023 as follows:

For	Against	Abstain
53,041,564	4,049,941	12,148

The New Ordinary Shares are being issued using the authorities granted at the above general meetings.

General Unsecured Interests/Releases/Exculpations

Pursuant to the Plan, the holders of General Unsecured Claims, at the option of the applicable Debtor, will be reinstated or receive on the Effective Date or as soon as reasonably practicable thereafter payment in full, in cash, of the allowed amount of such claims.

The Plan provides releases and exculpations for the benefit of the Company Parties, certain of the Company Parties’ directors, officers, employees, creditors, backstop parties, arrangers, book-running managers, lead placement agents, or similar parties with respect to the procurement of the new capital structure of the Company, other parties in interest and various parties related thereto, each in their official capacities, from various claims and causes of action, as further set forth in the Plan.

Exit Term Loan Credit Agreement

On the Effective Date and pursuant to the Plan, the Company, Venator Finance S.À R.L and Venator Materials LLC (the “Borrowers”), entered into a credit agreement (the “Exit Term Loan Credit Agreement”) with the lenders party thereto (the “Lenders”) and Acquiom Agency Services LLC and Seaport Loan Products LLC, as co-administrative agents and Acquiom Agency Services LLC as collateral agent (in such capacities, respectively, the “Administrative Agent” and the “Collateral Agent”), providing for (i) the Initial Term Loan Lenders (as defined in the Exit Term Loan Credit Agreement ) to extend credit to the Borrowers on the Effective Date in the form of Initial Term Loans in an aggregate principal amount of $150,000,000, (ii) the DDTL Lenders (as defined in the Exit Term Loan Credit Agreement ) to make credit available to the Borrowers in the form of committed Delayed Draw Term Loans (as defined in the Exit Term Loan Credit Agreement ), in an aggregate principal amount of $25,000,000, (iii) an uncommitted accordion upsize tranche of up to an additional $95,000,000 (plus customary additional amounts), and (iv) certain other financial accommodations to the Borrowers, in order to (1) provide for the ongoing working capital needs of the Borrowers and their Subsidiaries in connection with the Borrowers’ exit from the Chapter 11 Cases, (2) repay in full all Existing Indebtedness (as defined in the Exit Term Loan Credit Agreement ) and (iii) pay fees and expenses related to the Transactions (as defined in the Exit Term Loan Credit Agreement ), in each case subject to the terms and conditions set forth in the Exit Term Loan Credit Agreement . The commitments under the Exit Term Loan Credit Agreement are backstopped by participating members of the Term Lender Group and the Cross-Holder Group.

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Term Loans

The Term Loans bear interest based on Term SOFR (plus a spread of 8.00%) or the ABR (plus a spread of 7.00%) and for the first two years of the facility, certain portions of the interest may be paid in kind subject to an additional 2.00% spread. Unless otherwise extended in accordance with the Exit Term Loan Credit Agreement, the Term Loans mature on October 12, 2028.

Delayed Draw Term Loans

Subject to the satisfaction of certain conditions, during the first year of the facility, the Company may elect to draw Delayed Draw Term Loans up to an aggregate principal amount of $25,000,000. Any Delayed Draw Term Loans shall have identical terms and conditions (including interest and maturity) as the initial Term Loans.

Accordion

Subject to the satisfaction of certain conditions, the Company may elect to borrow additional tranches of indebtedness under its Exit Term Loan Credit Agreement, in an aggregate principal amount not to exceed $95,000,000 plus customary additional amounts. The terms and conditions of any incremental term loans extended pursuant to the Accordion shall be set forth in the applicable amendment to the Exit Term Loan Credit Agreement providing for the borrowing of such loans.

Covenants and Events of Default

The Exit Term Loan Credit Agreement requires the Borrowers to comply with a minimum liquidity of $40,000,000 as of the last day of any week.

In addition, the Exit Term Loan Credit Agreement contains customary affirmative covenants including, among other things, the delivery of quarterly and annual financial statements and compliance certificates, conduct of business, maintenance of property and insurance, compliance with environmental laws, and the granting of security interest to the Collateral Agent for the benefit of the secured parties thereunder on after-acquired real property, fixtures and future subsidiaries. The Exit Term Loan Credit Agreement also contains customary negative covenants, including, among other things, the incurrence of liens, indebtedness, asset dispositions, and restricted payments.

The Exit Term Loan Credit Agreement contains customary events of default and remedies for credit facilities of this nature. If the Company does not comply with the financial and other covenants in the Exit Term Loan Credit Agreement, the Lenders may, subject to customary cure rights, require immediate payment of all amounts outstanding under the Exit Term Loan Credit Agreement and any outstanding unfunded commitments may be terminated.

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Guarantee and Security

Obligations under the Exit Term Loan Credit Agreement are guaranteed by the Guarantors (as defined in the Exit Term Loan Credit Agreement) and, subject to customary exceptions, are secured by substantially all of the Borrowers’ and Guarantors’ assets.

The foregoing description of the Exit Term Loan Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Exit Term Loan Credit Agreement, which is filed herewith as Exhibit 10.1 and incorporated herein by reference.

Exit ABL Credit Agreement

On the Effective Date and pursuant to the Plan, the Company, Venator Group Canada Inc., and Venator Materials LLC (the “Borrowers”), entered into a credit agreement (the “Exit ABL Credit Agreement”) with the lenders party thereto (the “Lenders”) and Eclipse Business Capital LLC, as administrative agent and collateral agent (in such capacities, respectively, the “Administrative Agent” and the “Collateral Agent”), providing for (i) the Lenders (as defined in the Exit ABL Credit Agreement ) to extend credit to the Borrowers on the Effective Date in the form of Revolving Loans and Letters of Credit in an aggregate principal amount of up to $100,000,000 at any time and (ii) certain other financial accommodations to the Borrowers, in order to (1) provide for the ongoing working capital needs of the Borrowers and their Subsidiaries in connection with the Borrowers’ exit from the Chapter 11 Cases, and (2) pay fees and expenses related to the Transactions (as defined in the Exit ABL Credit Agreement ), in each case subject to the terms and conditions set forth in the Exit ABL Credit Agreement (the “Revolving Credit Facility”).

Revolving Loans

The Revolving Loans bear interest based on a benchmark rate of either Base Rate or Term SOFR, in each case, plus an applicable spread. Base Rate Loans shall bear interest at a spread of 3.75% per annum and Term SOFR Loans shall bear interest at a spread of 4.75% per annum. Unless otherwise extended in accordance with the Exit ABL Credit Agreement, the Revolving Loans mature on October 12, 2026.

Letter of Credit

The Revolving Credit Facility includes a Letter of Credit Sub Limit of $10,000,000, which can be increased up to $20,000,000 at the Borrowers’ option. The Letter of Credit Fee shall accrue (i) at all times when the Letter of Credit Sublimit is equal to $10,000,000, a per annum rate equal to 4.75% of the Letter of Credit Usage (as defined in the ABL Credit Agreement) during the preceding calendar month or (ii) at all times when the Letter of Credit Sublimit is equal to $20,000,000, a per annum rate equal to 6.00% of the Letter of Credit Usage (as defined in the ABL Credit Agreement) during the preceding calendar month.

Accordion

Subject to the satisfaction of certain conditions, the Company may elect to borrow additional tranches of revolving indebtedness under its Exit ABL Credit Agreement, in an aggregate principal amount not to exceed $100,000,000 plus customary additional amounts. The terms and conditions of any incremental revolving loans extended pursuant to the Accordion shall be set forth in the applicable amendment to the Exit ABL Credit Agreement providing for the borrowing of such loans.

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Covenants and Events of Default

The Exit ABL Credit Agreement required the Borrowers to comply with a minimum Excess Availability (as defined in the Exit ABL Credit Agreement) of no less than less than the greater of (i) $10,000,000 and (ii) 10.0% of the Line Cap (as defined in the Exit ABL Credit Agreement).

In addition, the Exit ABL Credit Agreement contains customary affirmative covenants including, among other things, the delivery of quarterly and annual financial statements and compliance certificates, conduct of business, maintenance of property and insurance, compliance with environmental laws, and the granting of security interest to the Collateral Agent for the benefit of the secured parties thereunder on after-acquired real property, fixtures and future subsidiaries. The Exit ABL Credit Agreement also contains customary negative covenants, including, among other things, the incurrence of liens, indebtedness, asset dispositions, and restricted payments.

The Exit ABL Credit Agreement contains customary events of default and remedies for credit facilities of this nature. If the Company does not comply with the financial and other covenants in the Exit ABL Credit Agreement, the Lenders may, subject to customary cure rights, require immediate payment of all amounts outstanding under the Exit ABL Credit Agreement and any outstanding unfunded commitments may be terminated.

Guarantee and Security

Obligations under the Exit ABL Credit Agreement are guaranteed by the Guarantors (as defined in the Exit ABL Credit Agreement) and, subject to customary exceptions, are secured by substantially all of the Borrowers’ and Guarantors’ assets.

The foregoing description of the Exit ABL Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Exit ABL Credit Agreement, which is filed herewith as Exhibit 10.2 and incorporated herein by reference.

Appointment of New Directors

As of the Effective Date, seven of the members of the board of directors of the Company resigned and six members were appointed as directors of the Company (the “New Board”). Each such director will serve from and after the Effective Date pursuant to the terms of the Company’s articles of association and the shareholders’ agreement that was executed in connection with the Company’s emergence from the Chapter 11 Cases. The Debtors’ current officers that served prior to the Effective Date will retain their positions as officers of the Debtors and continue to serve in such positions after the Effective Date.

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The New Board will consist of the following members:

Katherine Harper. Katherine Harper will serve as Chairperson of the board of directors of Venator Materials PLC. Ms. Harper also serves as a non-executive director at Modine Manufacturing Company, a thermal management leader in the commercial, industrial, and vehicular markets, and Sasol, a global chemicals and energy company. Ms. Harper has extensive leadership experience having formerly served as the CFO for BDP International and ArgoFresh. From 2013 to 2016, Ms. Harper served as SVP and CFO at Tronox, Inc., a global leader in the mining, production, and marketing of inorganic minerals and chemicals. From 2006 to 2013, she held various senior roles at Rio Tinto, a global mining group. Ms. Harper holds a Bachelor of Science in Industrial Management and an MBA from Carnegie Mellon University.

Simon Turner. Since April 2017, Simon Turner has served as the President and Chief Executive Officer and a director on the board of directors of Venator Materials PLC and, following the Effective Date, will also serve as the Chief Executive Officer of the Company. Prior to his appointment as Chief Executive Officer, Mr. Turner served as Huntsman Corporation’s Division President, Pigments & Additives, from November 2008 to August 2017, as Senior Vice President, Pigments & Additives, from April 2008 to November 2008, as Vice President of Global Sales from September 2004 to April 2008 and as General Manager Co Products and Director Supply Chain and Shared Services, from July 1999 to September 2004. Prior to joining Huntsman, Mr. Turner held various positions with Imperial Chemical Industries (ICI).

Jame Donath. Since January 2023 until the Effective Date, Jame Donath served as a disinterested director of the board of directors of Venator Materials PLC and as a member of the special committee of the board. He has been re-appointed to the board of directors as of the Effective Date. He has over 20 years of experience with high-quality financial services firms sourcing and executing credit and private equity investments and has provided advisory services and has served as an independent director for a number of U.S. and European companies, including Nordic Aviation Capital, Vice Media Group, Railsbank, and Keter Group Holdings. Mr. Donath holds a Bachelor of Arts in Economics from Yale University and a Master of Business Administration from Harvard Business School.

Bart de Jong. Bart de Jong is the former CFO at TPC Group, a petrochemicals company based in Houston, Texas. In that position, Mr. de Jong oversaw the successful restructuring of TPC Group throughout its chapter 11 proceedings in 2022. From 2001 through 2009, prior to his involvement with TPC Group, Mr. de Jong worked at LyondellBasell Industries, a developer and supplier of chemical materials for packaging, health, and transportation solutions, in a variety of roles, including as the President of the company’s TiO2 division from 2005 until its divestiture in 2007, and, most recently, as the President of the Americas division. Mr. de Jong holds a Master of Science in business economics from Erasmus University and is a Chartered Accountant.

Arjen de Leeuw Den Bouter. Arjen de Leeuw den Bouter was until recently a senior client partner and global account leader at Korn Ferry, a global organizational consulting firm based in Los Angeles, California. From 2018 to 2020, Mr. de Leeuw den Bouter served as a director at AlixPartners, LLP. From 2011 to 2018, Mr. de Leeuw den Bouter also served in various roles at Azko Nobel N.V., a coating supplier active in over 150 countries, including as business director for industrial coatings, integration director, and global transformation manager for performance coatings. He has also held various roles at Roland Berger LP, Tricon Energy, and DSM. Mr. de Leeuw Den Bouter holds a Master of Science in Chemical Engineering from Technical University Delft.

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Fried-Walter Münstermann. Fried-Walter Münstermann is a managing director at KMH Optimum GmbH, a private equity and consulting services firm. Mr. Münstermann also currently serves as an advisory board member at Steag GmbH, a German power company, and GIG Holding GmbH, a global facility management and industrial services company. From 1992 to 2022, he held various roles at BASF SE, a leading chemical company, most recently serving as Chief Procurement Officer. Mr. Münstermann holds a degree in economics and business administration from the University of Münster.

E. Bryan Snell. E. Bryan Snell is the former President of Titanium Technologies at Chemours, a chemistry company and one of the world’s largest producers of titanium dioxide for coatings, plastics, and laminates, a position he held from 2015 to 2021. For over 40 years, Mr. Snell served in a variety of senior level management and operational roles at Chemours (previously DuPont), including sales and marketing and plant management and, in his most recent role, revamped the Titanium Technologies commercial strategy. Mr. Snell holds a Bachelor of Science in Chemical Engineering from the University of Delaware.

The directors will be subject to reelection at the Company’s next annual meeting. All directors will hold office until the annual meeting following the meeting at which the director was elected and until their successors are elected and qualified. We have entered into indemnification agreements (the “Indemnification Agreements”) with each of our directors and executive officers. Such agreements may require us, among other things, to advance expenses and otherwise indemnify our executive officers and directors against certain liabilities that may arise by reason of their status or service as executive officers or directors, to the fullest extent permitted by law. We intend to enter into Indemnification Agreements with any new directors and executive officers in the future.

The Company maintains and expect to maintain standard policies of insurance that provide coverage (1) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to the Company with respect to indemnification payments that the Company may make to such directors and officers.

Certain provisions included in the articles of association of the Company and protections afforded to the Company and its directors and officers under any statute, law or otherwise, may discourage shareholders from bringing a lawsuit against our directors for breach of fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and our shareholders. Furthermore, a shareholders’ investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

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The Company believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Engagement Letters

Each incoming director has signed an engagement letter with the Company providing for annual cash compensation of $150,000 for the chairperson (Ms. Harper) and $100,000 for each other director (with an increase of $25,000 per committee that the relevant director is asked to become a member of). The Company has also agreed to make a one-time payment to each incoming director in the amount of $20,000 as compensation for certain work on the Company’s behalf prior to the Effective Date, and to make certain equity awards to the directors as soon as reasonably practicable following the Effective Date, subject to obtaining any required shareholder authorizations.

Committees of the Board of Directors

The Board will appoint an Audit Committee, a Compensation Committee and a Nominations and Governance Committee as soon as reasonably practicable following the Effective Date. The constitution and the terms of reference of such committees will be determined by the Board.

Management Incentive Plan

After the Effective Date and pursuant to the Plan, the Company is expected to adopt and implement a new management incentive plan (the “Management Incentive Plan”) providing for the issuance from time to time, as approved by the board of directors of the Company, of equity awards. Any securities to be issued under the Management Incentive Plan, which are expected to be non-voting, will dilute the economic returns on the Company’s issued and outstanding ordinary shares, including the New Ordinary Shares issued in connection with the Company’s emergence from the Chapter 11 Cases, in accordance with the terms of such securities.

Cautionary Note Regarding the Company’s Ordinary Shares

The Company cautions that trading in the Company’s ordinary shares following the emergence from the Chapter 11 Cases is highly speculative and subject to significant risks and uncertainties. Trading prices for the Company’s ordinary shares may be volatile and no active or sufficiently liquid trading market for the ordinary shares may develop or be sustained. If no active trading market develops or exists, holders may have difficulty selling any of their ordinary shares and could lose all or a significant portion of their investment. Holders of ordinary shares may be subject to further dilution if the Company issues additional shares (see “Management Incentive Plan” above) or raises funds through the sale of equity or convertible securities. Further, the Company may engage in various corporate transactions or reorganizations following emergence from the Chapter 11 Cases which may impact holders of the Company’s ordinary shares, including a potential share consolidation or reverse stock split. Any such transaction would be subject to board approval and, if necessary, shareholder approval. Should the Company effect a share consolidation or reverse stock split, it does not expect to issue any fractional shares to holders in connection therewith and such share consolidation may result in the cancellation of all ordinary shares held by certain holders.

Cautionary Statement Concerning Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of federal securities laws. Words such as “expect,” “anticipate,” “could,” “should,” “intend,” “plan,” “believe,” “seek,” “see,” “may,” “will,” “would,” or “target,” and similar expressions identify forward-looking statements, which include but are not limited to statements related to the Chapter 11 Cases, the Confirmation Order, the emergence of the Company from the Chapter 11 Cases, the effects of the Chapter 11 Cases, the Company’s emergence from the Chapter 11 Cases on the interests of various constituents, the Company’s ability to complete a financial restructuring, the Company’s ability to continue operating in the ordinary course following emergence from the Chapter 11 Cases, dilutive effects of additional issuances of equity or convertible securities on holders of the Company’s ordinary shares and the development of an active and sufficiently liquid trading market for the Company’s ordinary shares following emergence from the Chapter 11 Cases and a potential share consolidation following emergence from the Chapter 11 Cases and the economic consequences thereof on holders of ordinary shares of the Company. We caution you that these statements are not guarantees of future performance and are subject to numerous evolving risks and uncertainties that we may not be able to accurately predict or assess, including those in our risk factors that we identify in our most recent Annual Report on Form 20-F for the year ended December 31, 2023 and any subsequent documents filed or to be filed with the SEC, including the Report on Form 6-K for the quarterly period ended March 31, 2023, filed with the SEC on May 18, 2023.

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Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, the Company does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all such factors, many of which are beyond the Company’s control. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements described from time to time in the documents that the Company filed or will file with the SEC. The risk factors and other factors noted therein could cause results, outcomes, expectations and projections to differ materially from those contained in any forward-looking statement.

Exhibit Numbers	Descriptions of Exhibits
2.1	Order Confirming, dated July 25, 2023, (i) approving the Debtors’ Disclosure Statement relating to the Joint Prepackaged Plan of Reorganization of Venator Materials PLC and its Debtor Affiliates pursuant to Chapter 11 of the Bankruptcy Code, (ii) confirming the Joint Prepackaged Plan of Reorganization of Venator Materials PLC and its Debtor Affiliates pursuant to Chapter 11 of the Bankruptcy Code, and (iii) granting related relief.
10.1	Credit Agreement, dated as of October 12, 2023, by and among Venator Materials PLC, the Borrowers party thereto as borrowers, the Several Lenders and Issuing Lenders from time to time parties thereto, and Acquiom Agency Services LLC and Seaport Loan Products LLC, as co-administrative agent and Acquiom Agency Services LLC as collateral agent.
10.2	Credit Agreement, dated as of October 12, 2023, by and among Venator Materials PLC, the Borrowers party thereto as borrowers, the Lenders from time to time parties thereto, and Eclipse Business Capital LLC, as administrative agent and collateral agent.
99.1	Press Release, dated October 13, 2023, regarding the Company’s emergence from Chapter 11.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 13, 2023	VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Name: Sean Pettey
Tile: Assistant Secretary

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